UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,356,790

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,356,790

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.1(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,701(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,701(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,701(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  These shares are held jointly by Mr. Chaplin and his spouse.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin McClanan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,073(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,073(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,073(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,066

	8.	Shared Voting Power 9,103(1)

	9.	Sole Dispositive Power 65,066

	10.	Shared Dispositive Power 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 9,103 shares held of record by Mr. Meyer’s spouse.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebrand Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,124,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,124,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,124,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,124,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(1)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Krevlin Advisors, LLC 13-4153005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,124,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,124,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(1)

14.	Type of Reporting Person (See Instructions) HC

(1)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GJK Capital Management, LLC 13-4146739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,124,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(2)

14.	Type of Reporting Person (See Instructions) HC

(1)  GJK Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP 13-4149785

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,124,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital LP is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas GP, Ltd. 98-0426124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,124,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, L.P. 98-0426132

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,124,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,124,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,993,290 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended July 3, 2005.

This Amendment No. 9 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Original Reporting Persons on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Original Reporting Persons on July 16, 2004, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Original Reporting Persons on May 12, 2005, (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Persons (as defined below) on May 31, 2005, (f) Amendment No. 5 to the Initial Schedule 13D, filed by the Reporting Persons on June 14, 2005, (g) Amendment No. 6 to the Initial Schedule 13D, filed by the Reporting Persons on June 17, 2005, (h) Amendment No. 7 to the Initial Schedule 13D, filed by the Reporting Persons on July 13, 2005, and (i) Amendment No. 8 to the Initial Schedule 13D filed by the Reporting Persons on August 26, 2005.  References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments.

Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC, a Delaware limited liability company (“Firebrand”) and its affiliates (collectively, the “New Reporting Persons”) as additional reporting persons.  References in this Schedule 13D to the “Reporting Persons” are to the Original Reporting Persons and the New Reporting Persons collectively.  Other capitalized terms used in this Amendment No. 9 without definition have the meanings given to them in the Initial Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

This Amendment No. 9 reports the acquisition by Firebrand Partners, LLC (“Firebrand”) of an aggregate of 96,112 shares of Common Stock (the “Additional Shares”).  Scott Galloway, Glenhill Capital Overseas Master Fund, L.P. and Glenhill Capital LP are the members of Firebrand and formed Firebrand for the purpose of investing in shares of the Issuer.  Mr. Galloway contributed personal funds to Firebrand, and each of the other members contributed funds from its partners’ contributed capital to Firebrand.  Firebrand may acquire additional shares of Common Stock and will fund any such purchases with additional contributions from its members.  Firebrand did not purchase any of the Additional Shares with borrowed funds.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

Firebrand purchased the Additional Shares between August 26, 2005 and September 12, 2005.  Scott Galloway is the managing member of Firebrand.  Each of the New Reporting Persons, as well as Mr. Galloway, may be deemed to be a beneficial owner of the Additional Shares, as well as all other shares of Common Stock held by Firebrand.  The Additional Shares were acquired solely for investment purposes.  The Reporting Persons, including Firebrand Partners, LLC, might make additional purchases of Common Stock of the Issuer for investment purposes or might dispose of some or all of the shares of Common Stock that they currently own, depending upon market conditions and other factors.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2005

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Martin McClanan*
Martin McClanan

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

/s/ Glenn J. Krevlin
Glenn J. Krevlin

Krevlin Advisors, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

GJK Capital Management, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital LP
By:	GJK Capital Management, LLC, its General Partner
By:	Krevlin Advisors, LLC, its Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Overseas GP, Ltd.

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

Glenhill Overseas Master Fund, L.P.
By:	Glenhill Capital Overseas GP, Ltd., its General Partner

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact